FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, November 3, 2004, Series 2004-AP3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04049237

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Nov. 4, 2004

NOMURA ASSET ACCEPTANCE CORPORATION

By: N. Dante LaRocca

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca
Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials and Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2004-AP3

\$305 Million (± 10%)
(Approximate)

Computational Materials
November 3, 2004

NOMURA

Information Statement:

The attached tables, together with the summary information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("NSI") and not by Nomura Asset Acceptance Corp. (together with any of its other affiliates, "NAAC"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "Final Offering Documents") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AP3 (the "Securities") and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "Statistical Pool") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in theSecurities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Structural Summary

Class		Approximate Certificate [(1)] Principal Balance	Anticipated Rating S&P/Moody's [(2)]	Coupon Type [(3)]	Daycount	WAL [(4)]	Principal [(4)] Window	Legal Final Maturity
A-1	$	134,052,000	AAA/Aaa	Flt	Act/360	1.00	12/04 - 12/06	11/2034
A-2	$	3,680,000	AAA/Aaa	Fix	30/360	2.10	12/06 - 01/07	11/2034
A-3	$	66,814,000	AAA/Aaa	Fix	30/360	3.00	01/07 - 02/09	11/2034
A-4	$	25,726,000 [(7)]	AAA/Aaa	Fix	30/360	5.00	02/09 - 11/10	11/2034
A-5A	$	10,000,000 [(7)]	AAA/Aaa	Fix	30/360	7.46	11/10 - 09/12	11/2034
A-5B	$	17,333,000	AAA/Aaa	Fix	30/360	7.46	11/10 - 09/12	11/2034
A-6	$	30,540,000 [(7)]	AAA/Aaa	Fix	30/360	6.26	01/08 - 09/12	11/2034
A- IO		[(5)]	AAA/Aaa	[(6)]	30/360	0.74	NA	11/2034
M-1	$	6,871,000	AA+/Aa2	Fix	30/360	5.20	12/07 - 09/12	11/2034
M-2	$	5,497,000	A+/A2	Fix	30/360	5.20	12/07 - 09/12	11/2034
M-3	$	4,886,000	BBB+/Baa2	Fix	30/360	5.20	12/07 - 09/12	11/2034
Total	**$**	**305,399,000**						

(1) The Principal Balance of each Class of Certificates is subject to a 10% variance.
(2) Expected Ratings are from a minimum of two of the three rating agencies. Final class sizes and Rating Agency support levels will be contingent on the Final Pool, excess spread levels and other structural attributes.
(3) Subject to a cap as described herein (See "Net WAC Pass-Through Rate" herein) and a step-up as described herein (see " Coupon Step-up" herein).
(4) Assuming payment based on 100% "PPC" (as defined herein) to Optional Redemption (as defined herein); duration is shown in place of WAL for the Class A-IO Certificates at an assumed price of 5.08236% plus accrued interest.
(5) The Class A-IO certificates will not have a certificate principal balance, but will accrue interest at the stated Initial Pass-Through Rate for the first twelve months and at the stated Initial Pass-Through Rate less 1% for the next twelve months, based on a Notional Amount. The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[38,175,000]; from and including the 7th through the 10th Distribution Date $[30,540,000]; from and including the 11th through the 13th Distribution Date $[27,485,000]; from and including the 14th through the 15th Distribution Date $[22,905,000]; from and including the 16th through the 19th Distribution Date $[18,325,000]; from and including the 20th through the 21st Distribution Date $[15,270,000]; from and including the 22nd through the 23rd Distribution Date $[12,215,000]; on the 24th Distribution Date $[7,940,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
(6) The initial pass-through rate for the Class A-IO Certificates will be 4.50% for periods 1 – 12.
(7) Class A-4, Class A-5A, and Class A-6 Certificates have the benefit of a financial guaranty insurance policy (the "Insurance Policy") issued by AMBAC Assurance Corporation.

- The collateral pool consists of one- to four-family fixed-rate residential mortgage loans secured by first liens (the "Mortgage Loans"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-Off Date (as defined herein) of approximately [$305,399,846] (the "Cut-off Date Balance").
- The "Offered Certificates" consist of the Class A Certificates and the Mezzanine Certificates. The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5A, Class A-5B, Class A-6 and Class A-IO Certificates shall be referred to collectively herein as the Class A Certificates and the Class M-1, Class M-2 and Class M-3 Certificates shall be referred to collectively herein as the Mezzanine Certificates.
- Credit support is provided through subordination, overcollateralization and excess spread.
- The model used in these Computational Materials, referred to as the prospectus prepayment curve ("PPC"), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A [100%] PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 10% in the first month of the life of such pool, such rate increasing by approximately an additional 1.36% CPR (15%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at [25]% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corp. ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicers:	Initially, GMAC Mortgage Corporation ("GMACM") and M&T Mortgage Corporation ("M&T"). NAAC will retain the right to appoint a successor servicer to GMACM meeting parameters more fully described in the Final Offering Documents.
Special Servicer:	NAAC and/or its assignee will reserve the right to appoint a special servicer with respect to the Mortgage Loans serviced by GMACM.
Originators/Sellers:	The Mortgage Loans were primarily acquired from First National Bank of Nevada ("FNBN") (approximately 62%) with the remainder (approximately 38%) acquired from other originators. None of such other originators constitutes, individually, more than 5.53% of the pool by unpaid principal balance.
Trustee:	Wells Fargo Bank, N.A.
Custodian:	JPMorgan Chase Bank
Credit Risk Manager:	The Murrayhill Company
Type of Offering:	The certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Certificate Insurer:	AMBAC Assurance Corporation
Cut-off Date:	November 1, 2004
Statistical Cut-off Date:	October 1, 2004
Closing Date:	On or about November 30, 2004
Due Period:	With respect to Mortgage Loans other than those serviced by M&T and any Distribution Date, the period commencing on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs. With respect to Mortgage Loans serviced by M&T and any Distribution Date, the period commencing on the first day of the month preceding the month of such Distribution Date and ending on the last day of the month preceding the month of such Distribution Date.
First Distribution Date:	December 27, 2004
Distribution Date:	The 25th day of each month or the next business day.
Prepayment Period:	With respect to Mortgage Loans other than those serviced by M&T and any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. With respect to Mortgage Loans serviced by M&T and any Distribution Date, (1) with respect to any principal prepayment in full, the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs and (2) with respect to any principal prepayment in part, the period commencing on the first day of the

	month preceding the month of such Distribution Date and ending on the last day of the month preceding the month of such Distribution Date.
Optional Redemption Date:	If the total outstanding principal balance of all the Mortgage Loans on any Distribution Date is less than 10% of the Cut-off Date Balance, the holder of a class of non-offered certificates (as long as it is not an affiliate of the Seller) may purchase the Mortgage Loans remaining in the trust, but is not required to do so.
SMMEA Eligibility:	The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
ERISA:	All of the Offered Certificates are expected to be ERISA eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.
Interest Accrual Period	Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class A-1 Certificates will be (a) as to the Distribution Date in December 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in December 2004, and (b) as to any Distribution Date after the Distribution Date in December 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis for all classes other than Class A-1, which shall accrue interest on an actual/360 basis.
Interest Distribution Amount	For the certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the related Servicer and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Interest Carry Forward Amount	For the certificates of any class on any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date.

Senior Interest Distribution Amount	For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Fee Rates	Means the fee rates payable to each Servicer and, where applicable, the premium payable in connection with any lender paid primary mortgage insurance which aggregate to a per annum rate of approximately 0.343%, payable monthly.
Compensating Interest	With respect to Mortgage Loans other than those serviced by M&T, the certificateholders will receive prepayment interest shortfalls in full up to half of the aggregate Servicing Fee payable during the related Prepayment Period. With respect to Mortgage Loans serviced by M&T, the certificateholders will receive prepayment interest shortfalls in full up to the aggregate Servicing Fee payable during the related Prepayment Period.
Realized Losses	Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.
Monthly Servicer Advances	Each Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans serviced by such Servicer, but only to the extent such amounts are deemed recoverable.
Net Monthly Excess Cashflow	For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (x) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates, (y) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date and (z) the premium payable to the Certificate Insurer.
Credit Enhancement	*Subordination* The Class A Certificates will have a payment priority over the Mezzanine Certificates. Among the classes of Mezzanine Certificates, each class of Mezzanine Certificates with a lower numerical designation will have a payment priority over each class of Mezzanine Certificates with a higher numerical designation. *Excess Spread and Overcollateralization* The Mortgage Loans are expected to generate more interest than is needed to pay interest on the certificates because the weighted average net mortgage rate of the Mortgage Loans will be higher than the weighted average pass-through rate on the certificates and, as overcollateralization increases, such higher interest rate is paid on a principal balance of Mortgage Loans that is larger than the aggregate certificate principal balance of the certificates. Interest payments received in respect of the Mortgage Loans in excess of the amount that is needed to pay interest on the certificates, the premium payable to the Certificate Insurer and related trust expenses will be used to reduce the total certificate principal balance of such certificates (other than the Class A-IO Certificates) until a required level of overcollateralization has been achieved. Prior to the Stepdown Date, the required level of overcollateralization will be 0.65% of the Cut-off Date Balance. The Overcollateralization Amount will provide credit support to the Offered Certificates.

Allocation of Losses

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:

1. To Net Monthly Excess Cashflow;
2. To the Overcollateralization Amount, until reduced to zero;
3. To the Class M-3 Certificates, until reduced to zero;
4. To the Class M-2 Certificates, until reduced to zero and
5. To the Class M-1 Certificates, until reduced to zero.

There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount

Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the aggregate certificate principal balance of the certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. Prior to the Stepdown Date, the Required Overcollateralization Amount for the Offered Certificates will be 0.65% of the Cut-off Date Balance. After the Stepdown Date, the Required Overcollateralization Amount will be the greater of (i) 1.30% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for realized losses on the Mortgage Loans incurred during the related Prepayment Period) and (ii) 0.35% of the Cut-Off Date Balance.

If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage

For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount

An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount

The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date S[38,175,000]; from and including the 7th through the 10th Distribution Date S[30,540,000]; from and including the 11th through the 13th Distribution Date S[27,485,000]; from and including the 14th through the 15th Distribution Date S[22,905,000]; from and including the 16th through the 19th Distribution Date S[18,325,000]; from and including the 20th through the 21st Distribution Date S[15,270,000]; from and including the 22nd through the 23rd Distribution Date S[12,215,000]; on the 24th Distribution Date S[7,940,000]; and thereafter S0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date

Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2007, and (y) the first Distribution Date on which the Credit Enhancement Percentage ("CE%") of the Class A Certificates (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 12.60%.

Credit Enhancement Percentage

The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

Class	(Moody's / S&P)	Initial CE % (approx.)
A	Aaa / AAA	5.65%
M-1	Aa2 /AA+	3.40%
M-2	A2 / A+	1.60%
M-3	Baa2 / BBB+	0.00%

Net WAC Pass-Through Rate

Beginning with the December 2004 Distribution Date, up to and including the November 2006 Distribution Date, a per annum rate (adjusted in the case of the Class A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs and with respect to the Class A-4, Class A-5A and Class A-6 Certificates, minus the premium, expressed as a rate, payable to the Certificate Insurer for providing the Insurance Policy. With respect to each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus, with respect to the Class A-4, Class A-5A and Class A-6 Certificates, the premium, expressed as a rate, payable to the Certificate Insurer for providing the Insurance Policy.

Net WAC Rate Carryover Amount

If on any Distribution Date the pass-through rate for any class of Offered Certificates, other than the Class A-IO Certificates, is limited to the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such class of Offered Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate would not have been applicable to such class of certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount

For any Distribution Date, an amount equal to the amount available in the certificate account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts reimbursable to the Trustee and the Servicers and reduced by the fees payable to the Servicers.

Class A-6 Lockout Distribution Amount

For any Distribution Date, the Class A-6 Lockout Distribution Percentage for the Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class A-6 Lockout Distribution Percentage

The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
December 2004 to November 2007	0%
December 2007 to November 2009	45%
December 2009 to November 2010	80%
December 2010 to November 2011	100%
December 2011 and thereafter	300%

Principal Distribution Amount

For any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of bans, that are received, in each case net of amounts reimbursable to the Trustee and the Servicers, plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.

Senior Principal Distribution Amount

With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for such Distribution Date.

With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 11.30% and (B) the Required Overcollateralization Percentage.

The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero; and
2. To the Class A-1, A-2, A-3, A-4, A-5 (to the Class A-5A and Class A-5B Certificates, concurrently on a pro rata basis) and Class A-6 Certificates, sequentially, until the certificate principal balance of each such class is reduced to zero.

Class M-1 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.80% and (B) the Required Overcollateralization Percentage.

Class M-2 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates and the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.20% and (B) the Required Overcollateralization Percentage.

Class M-3 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class A-IO Certificates), the Class M-1 Principal Distribution Amount to the Class M-1 Certificates and the Class M-2 Principal Distribution Amount to the Class M-2 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) Required Overcollateralization Amount.

Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up

On each Distribution Date following the first possible Optional Redemption

Date, the pass-through rates on the Class A-5A, Class A-5B, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by 0.50% per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event

If either the Delinquency Test or Cumulative Loss Test is violated:

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of Mortgage Loans delinquent 60 days or more (including all REO Properties and Mortgage Loans in foreclosure) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 50% of the Credit Enhancement Percentage for the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date Balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2007 to November 2008	1.00%
December 2008 to November 2009	1.50%
December 2009 to November 2011	2.00%
December 2011 and thereafter	2.25%

Payment Priority

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. From the interest portion of the Available Distribution Amount, to pay to the Certificate Insurer the premium due in connection with the Insurance Policy, then to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially excluding any Interest Carry Forward Amount from a prior Distribution Date.
2. From the principal portion of the remaining Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount".
3. From the principal portion of the Available Distribution Amount remaining after payments of principal to the Class A Certificates, other than the Class A-IO Certificates, to pay principal to the Class M-1, Class M-2 and Class M-3 Certificates, in that order, in the amounts specified under "Class M-1 Principal Distribution Amount", "Class M-2 Principal Distribution Amount", and "Class M-3 Principal Distribution Amount".
4. From Net Monthly Excess Cashflow, if any, to the certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of such certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
6. From Net Monthly Excess Cashflow, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates.
7. To pay any remaining amount to the non-offered certificates in accordance with the pooling and servicing agreement.

Yield Tables to Call

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
A1 (@par)	Yield(%)	2.08	2.08	2.08	2.08	2.08	2.08	2.08
	WAL	3.63	1.91	1.31	1.00	0.81	0.68	0.51
	Mod Durn	3.45	1.87	1.29	0.99	0.80	0.67	0.51
	Principal Window	Dec04 - Jun13	Dec04 - Jan09	Dec04 - Aug07	Dec04 - Dec06	Dec04 - Jul06	Dec04 - Mar06	Dec04 - Nov05
	Principal # Months	103	50	33	25	20	16	12
A2 (@par)	Yield(%)	3.88	3.85	3.81	3.78	3.75	3.72	3.64
	WAL	8.81	4.26	2.80	2.10	1.66	1.39	0.99
	Mod Durn	7.33	3.86	2.61	1.98	1.58	1.33	0.95
	Principal Window	Jun13 - Nov13	Jan09 - Mar09	Aug07 - Sep07	Dec06 - Jan07	Jul06 - Aug06	Mar06 - Apr06	Nov05 - Nov05
	Principal # Months	6	3	2	2	2	2	1
A3 (@par)	Yield(%)	4.44	4.42	4.39	4.37	4.34	4.31	4.24
	WAL	13.25	6.76	4.17	3.00	2.29	1.88	1.35
	Mod Durn	9.75	5.67	3.71	2.75	2.13	1.76	1.28
	Principal Window	Nov13 - Oct22	Mar09 - Jun15	Sep07 - Nov10	Jan07 - Feb09	Aug06 - Nov07	Apr06 - Apr07	Nov05 - Aug06
	Principal # Months	108	76	39	26	16	13	10
A4 (@par)	Yield(%)	5.09	5.08	5.06	5.03	5.01	4.98	4.93
	WAL	20.11	12.46	7.75	5.00	3.72	2.73	1.93
	Mod Durn	12.33	9.02	6.24	4.31	3.31	2.49	1.80
	Principal Window	Oct22 - Jun27	Jun15 - Jul19	Nov10 - Nov14	Feb09 - Nov10	Nov07 - Apr09	Apr07 - Mar08	Aug06 - Jan07
	Principal # Months	57	50	49	22	18	12	6
A5 (@par)	Yield(%)	5.73	5.72	5.71	5.69	5.67	5.65	5.58
	WAL	22.81	14.98	10.46	7.46	5.49	4.19	2.43
	Mod Durn	12.48	9.83	7.69	5.92	4.59	3.63	2.21
	Principal Window	Jun27 - Sep27	Jul19 - Nov19	Nov14 - May15	Nov10 - Sep12	Apr09 - Jan11	Mar08 - Nov09	Jan07 - Aug07
	Principal # Months	4	5	7	23	22	21	8
A6 (@par)	Yield(%)	4.96	4.95	4.95	4.94	4.93	4.92	4.89
	WAL	9.41	7.79	6.91	6.26	5.46	4.72	3.32
	Mod Durn	7.18	6.22	5.66	5.23	4.66	4.11	2.99
	Principal Window	Dec07 - Sep27	Dec07 - Nov19	Dec07 - May15	Jan08 - Sep12	Feb08 - Jan11	Mar08 - Nov09	Aug07 - May08
	Principal # Months	238	144	90	57	36	21	10
M1 (@par)	Yield(%)	5.37	5.36	5.34	5.33	5.31	5.30	5.29
	WAL	16.47	10.08	6.92	5.20	4.29	3.80	3.47
	Mod Durn	10.46	7.43	5.54	4.37	3.71	3.35	3.09
	Principal Window	Dec13 - Sep27	Oct09 - Nov19	Mar08 - May15	Dec07 - Sep12	Jan08 - Jan11	Feb08 - Nov09	Apr08 - May08
	Principal # Months	166	122	87	58	37	22	2
M2 (@par)	Yield(%)	5.57	5.56	5.54	5.53	5.51	5.50	5.49
	WAL	16.47	10.08	6.92	5.20	4.27	3.74	3.33
	Mod Durn	10.30	7.35	5.50	4.34	3.67	3.28	2.97
	Principal Window	Dec13 - Sep27	Oct09 - Nov19	Mar08 - May15	Dec07 - Sep12	Dec07 - Jan11	Jan08 - Nov09	Feb08 - May08
	Principal # Months	166	122	87	58	38	23	4
M3 (@par)	Yield(%)	5.83	5.81	5.79	5.78	5.76	5.75	5.73
	WAL	16.47	10.08	6.92	5.20	4.25	3.70	3.20
	Mod Durn	10.11	7.26	5.44	4.31	3.64	3.23	2.85
	Principal Window	Dec13 - Sep27	Oct09 - Nov19	Mar08 - May15	Dec07 - Sep12	Dec07 - Jan11	Dec07 - Nov09	Dec07 - May08
	Principal # Months	166	122	87	58	38	24	6

Yield Tables to Maturity

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
A1 (@par)	Yield(%)	2.08	2.08	2.08	2.08	2.08	2.08	2.08
	WAL	3.63	1.91	1.31	1.00	0.81	0.68	0.51
	Mod Dum	3.45	1.87	1.29	0.99	0.80	0.67	0.51
	Principal Window	Dec04 - Jun13	Dec04 - Jan09	Dec04 - Aug07	Dec04 - Dec06	Dec04 - Jul06	Dec04 - Mar06	Dec04 - Nov05
	Principal # Months	103	50	33	25	20	16	12
A2 (@par)	Yield(%)	3.88	3.85	3.81	3.78	3.75	3.72	3.64
	WAL	8.81	4.26	2.80	2.10	1.66	1.39	0.99
	Mod Dum	7.33	3.86	2.61	1.98	1.58	1.33	0.95
	Principal Window	Jun13 - Nov13	Jan09 - Mar09	Aug07 - Sep07	Dec06 - Jan07	Jul06 - Aug06	Mar06 - Apr06	Nov05 - Nov05
	Principal # Months	6	3	2	2	2	2	1
A3 (@par)	Yield(%)	4.44	4.42	4.39	4.37	4.34	4.31	4.24
	WAL	13.25	6.76	4.17	3.00	2.29	1.88	1.35
	Mod Dum	9.75	5.67	3.71	2.75	2.13	1.76	1.28
	Principal Window	Nov13 - Oct22	Mar09 - Jun15	Sep07 - Nov10	Jan07 - Feb09	Aug06 - Nov07	Apr06 - Apr07	Nov05 - Aug06
	Principal # Months	108	76	39	26	16	13	10
A4 (@par)	Yield(%)	5.09	5.08	5.06	5.03	5.01	4.98	4.93
	WAL	20.11	12.46	7.75	5.00	3.72	2.73	1.93
	Mod Dum	12.33	9.02	6.24	4.31	3.31	2.49	1.80
	Principal Window	Oct22 - Jun27	Jun15 - Jul19	Nov10 - Nov14	Feb09 - Nov10	Nov07 - Apr09	Apr07 - Mar08	Aug06 - Jan07
	Principal # Months	57	50	49	22	18	12	6
A5 (@par)	Yield(%)	5.75	5.79	5.80	5.80	5.76	5.68	5.58
	WAL	25.73	19.11	13.77	9.87	6.75	4.41	2.43
	Mod Dum	13.19	11.28	9.21	7.24	5.35	3.78	2.21
	Principal Window	Jun27 - Mar34	Jul19 - Jun32	Nov14 - Sep27	Nov10 - Sep22	Apr09 - Feb19	Mar08 - Jun16	Jan07 - Aug07
	Principal # Months	82	156	155	143	119	100	8
A6 (@par)	Yield(%)	4.96	4.95	4.95	4.95	4.99	5.03	5.02
	WAL	9.42	7.81	6.97	6.47	6.18	6.02	4.33
	Mod Dum	7.18	6.23	5.69	5.36	5.16	5.04	3.78
	Principal Window	Dec07 - Jan34	Dec07 - Apr32	Dec07 - Jul27	Jan08 - Jul22	Feb08 - Nov18	Mar08 - Apr16	Aug07 - Nov12
	Principal # Months	314	293	236	175	130	98	64
M1 (@par)	Yield(%)	5.38	5.38	5.38	5.37	5.36	5.35	5.34
	WAL	17.11	11.02	7.70	5.81	4.77	4.19	3.78
	Mod Dum	10.63	7.79	5.92	4.72	4.02	3.61	3.33
	Principal Window	Dec13 - Apr34	Oct09 - Jul32	Mar08 - Nov27	Dec07 - Nov22	Jan08 - Mar19	Feb08 - Jul16	Apr08 - Dec12
	Principal # Months	245	274	237	180	135	102	57
M2 (@par)	Yield(%)	5.58	5.58	5.58	5.57	5.56	5.54	5.53
	WAL	17.11	11.02	7.70	5.81	4.75	4.13	3.60
	Mod Dum	10.47	7.69	5.86	4.68	3.98	3.55	3.17
	Principal Window	Dec13 - Apr34	Oct09 - Aug32	Mar08 - Dec27	Dec07 - Dec22	Dec07 - Apr19	Jan08 - Aug16	Feb08 - Jan13
	Principal # Months	245	275	238	181	137	104	60
M3 (@par)	Yield(%)	5.84	5.84	5.83	5.82	5.81	5.79	5.77
	WAL	17.11	11.02	7.70	5.81	4.73	4.09	3.47
	Mod Dum	10.27	7.58	5.80	4.64	3.93	3.49	3.05
	Principal Window	Dec13 - Apr34	Oct09 - Sep32	Mar08 - Jan28	Dec07 - Jan23	Dec07 - May19	Dec07 - Sep16	Dec07 - Feb13
	Principal # Months	245	276	239	182	138	106	63

Class A-IO Yield Table (to 10% Call)

Given : Price(%)		68 CPR	69 CPR	70 CPR	71 CPR	72 CPR
5.08236	Yield	3.50	3.50	2.08	2.08	-0.21

Net Wac Tables

Period	Net Wac Cap(%)
1	6.24
2	6.23
3	6.23
4	6.22
5	6.20
6	6.19
7	6.30
8	6.29
9	6.28
10	6.27
11	6.31
12	6.30
13	6.40
14	6.46
15	6.45
16	6.51
17	6.51
18	6.50
19	6.49
20	6.54
21	6.53
22	6.58
23	6.58
24	6.65
25	6.81
26	6.81
27	6.81
28	6.81
29	6.81
30	6.81
31	6.81
32	6.81

Period	Net Wac Cap(%)
33	6.81
34	6.81
35	6.81
36	6.81
37	6.81
38	6.81
39	6.81
40	6.81
41	6.81
42	6.81
43	6.81
44	6.81
45	6.81
46	6.81
47	6.81
48	6.81
49	6.81
50	6.81
51	6.81
52	6.81
53	6.81
54	6.81
55	6.81
56	6.81
57	6.81
58	6.81
59	6.81
60	6.81
61	6.81
62	6.81
63	6.81
64	6.81

Period	Net Wac Cap(%)
65	6.81
66	6.81
67	6.81
68	6.81
69	6.81
70	6.81
71	6.81
72	6.81
73	6.81
74	6.81
75	6.81
76	6.82
77	6.82
78	6.82
79	6.82
80	6.82
81	6.82
82	6.82
83	6.82
84	6.82
85	6.82
86	6.82
87	6.82
88	6.82
89	6.82
90	6.82
91	6.82
92	6.82
93	6.82
94	6.82

NOTE: 1 month LIBOR = 1.89%

Collateral Overview:

The mortgage loans are expected to have the following approximate characteristics based on the scheduled principal balances of the loans as of November 1, 2004, the "Cut-off Date":

	Total
Cut-off Date Principal Balance:	$305,399,846
Number of Mortgage Loans:	1,511
Average Principal Balance:	$202,118
Weighted-Average Coupon:	7.149%
Servicing Fee (includes administrative fees):	34.3 bps
Range of LPMI Fees	37.5 – 225 bps
Weighted-Average Net Coupon:	6. 806%
Weighted-Average Remaining Term:	348
Range of Remaining Scheduled Terms to Maturity:	118-359
Weighted-Average Seasoning:	3
Range of Original Loan-to-Value Ratios:	12.12% - 100.00%
Weighted-Average Original Loan-to-Value Ratio:	78.08%
Weighted-Average Effective Loan-to-Value Ratio	70.93%
Geographic Concentration of Mortgaged Properties Securing Loans in Excess of 5.00% of the Aggregate Principal Balance:	NY: 20.08% CA: 11.74% FL: 10.18% NJ: 8.38% MA: 6.20%
Weighted Average [1] FICO:	691
Fixed-Rate (Non-Balloon) Loans:	99.46%
Loans with Prepayment Penalties (% by Scheduled Principal Balances):	50.12%

[1] Weighted average where FICO Scores were available.

Collateral Stratifications - Total Pool:

1. Seller

Seller	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
FNBN	931	188,465,135	61.71	7.124	693	349	2	202,433	79.28
NATION-ONE	79	16,884,390	5.53	8.242	687	352	3	213,726	78.30
FAIRMONT FUNDING	46	14,848,965	4.86	7.228	671	347	4	322,804	75.34
HOMESTAR	115	14,794,949	4.84	7.213	681	349	4	128,652	80.46
GATEWAY	39	7,396,248	2.42	7.672	699	351	4	189,647	81.76
Other	301	63,010,159	20.63	6.835	692	342	5	209,336	74.08
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

2. Principal Balances

Principal Balances	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
25,001 - 50,000	67	2,759,610	0.90	7.591	675	318	3	41,188	68.97
50,001 - 75,000	108	6,757,428	2.21	7.435	693	343	3	62,569	80.40
75,001 - 100,000	166	14,618,449	4.79	7.203	689	340	3	88,063	76.39
100,001 - 125,000	178	20,246,658	6.63	7.206	698	350	3	113,745	78.05
125,001 - 150,000	182	24,829,631	8.13	7.249	684	343	3	136,427	80.14
150,001 - 175,000	124	20,044,464	6.56	7.219	692	341	3	161,649	82.45
175,001 - 200,000	110	20,588,394	6.74	7.192	691	347	3	187,167	79.23
200,001 - 225,000	78	16,491,862	5.40	7.083	697	347	3	211,434	79.21
225,001 - 250,000	87	20,720,546	6.78	7.198	691	349	3	238,167	78.55
250,001 - 275,000	73	19,072,641	6.25	7.255	691	347	4	261,269	78.24
275,001 - 350,000	149	46,150,175	15.11	7.053	692	349	3	309,733	78.89
350,001 - 450,000	103	40,651,679	13.31	7.189	692	352	3	394,676	79.39
450,001 - 550,000	46	22,937,008	7.51	6.877	692	346	3	498,631	75.61
550,001 - 650,000	25	15,105,406	4.95	6.900	701	358	2	604,216	72.79
650,001 - 750,000	1	710,614	0.23	7.750	773	357	3	710,614	75.00
750,001 - 850,000	4	3,218,756	1.05	7.210	676	357	3	804,689	71.00
850,001 - 950,000	3	2,688,903	0.88	6.546	648	357	3	896,301	73.42
950,001 >=	7	7,807,622	2.56	7.398	652	358	2	1,115,375	68.28
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Average Principal Balance: 202,118

3. Current Rate

Current Rate	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
4.501 - 5.000	6	1,009,889	0.33	4.846	723	296	3	168,315	60.68
5.001 - 5.500	29	6,340,343	2.08	5.359	735	334	3	218,633	64.64
5.501 - 6.000	115	25,298,850	8.28	5.838	729	316	3	219,990	65.98
6.001 - 6.500	243	54,686,010	17.91	6.361	700	345	4	225,045	74.95
6.501 - 7.000	278	58,033,384	19.00	6.798	691	349	3	208,753	76.26
7.001 - 7.500	307	63,974,192	20.95	7.314	685	353	3	208,385	79.80
7.501 - 8.000	281	49,119,269	16.08	7.808	684	352	3	174,802	83.59
8.001 - 8.500	156	26,731,249	8.75	8.331	670	356	3	171,354	85.08
8.501 - 9.000	67	14,511,906	4.75	8.750	657	357	3	216,596	82.97
9.001 - 9.500	23	5,280,543	1.73	9.280	665	356	3	229,589	86.21
9.501 - 10.000	5	386,037	0.13	9.683	690	356	4	77,207	85.34
12.501 - 13.000	1	28,173	0.01	12.875	635	356	4	28,173	95.00
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Weighted Averate Current Rate: 7.149

Collateral Stratifications - Total Pool: (continued)

4. Credit Scores

Credit Scores	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Not Available	18	2,483,657	0.81	7.543	0	347	3	137,981	71.63
561 - 580	2	305,080	0.10	7.968	580	357	3	152,540	83.00
581 - 600	13	2,363,871	0.77	7.381	591	338	3	181,836	63.20
601 - 620	55	12,327,464	4.04	7.613	612	344	3	224,136	69.02
621 - 640	155	28,697,382	9.40	7.476	631	341	3	185,144	76.34
641 - 660	201	43,764,930	14.33	7.353	652	350	3	217,736	77.49
661 - 680	276	54,755,219	17.93	7.409	671	346	3	198,388	81.85
681 - 700	201	42,351,513	13.87	7.157	690	352	3	210,704	80.27
701 - 720	186	38,121,216	12.48	6.936	710	348	3	204,953	79.98
721 - 740	146	30,408,111	9.96	6.916	730	350	3	208,275	77.29
741 - 760	112	19,681,818	6.44	6.772	750	348	3	175,731	77.75
761 - 780	90	18,184,444	5.95	6.692	770	349	3	202,049	76.84
781 - 800	43	9,405,922	3.08	6.309	789	352	3	218,742	72.36
801 - 820	13	2,549,220	0.83	6.513	805	308	3	196,094	67.15
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Non Zero Weighted Average Credit Score: 691

5. Lien Status

Lien Status	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
First Lien	1,511	305,399,846	100.00	7.149	691	348	3	202,118	78.08
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

6. Original LTV

Original LTV	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV	WAELTV
<= 50.00	79	13,159,460	4.31	6.457	693	323	3	166,575	39.63	39.63
50.01 - 55.00	41	8,340,031	2.73	6.556	702	334	3	203,415	53.42	53.42
55.01 - 60.00	54	12,325,862	4.04	6.363	701	337	3	228,257	58.36	58.36
60.01 - 65.00	63	14,096,727	4.62	6.900	671	342	3	223,758	63.48	63.48
65.01 - 70.00	121	27,890,738	9.13	6.841	688	346	3	230,502	68.79	68.79
70.01 - 75.00	103	22,662,251	7.42	7.127	684	351	3	220,022	73.87	73.87
75.01 - 80.00	550	117,461,518	38.46	7.124	691	350	3	213,566	79.62	79.62
80.01 - 85.00	39	5,915,143	1.94	7.335	696	344	3	151,670	84.31	74.65
85.01 - 90.00	130	21,857,769	7.16	7.459	691	349	3	168,137	89.75	71.12
90.01 - 95.00	319	59,614,176	19.52	7.665	693	354	3	186,878	94.87	67.03
95.01 - 100.00	12	2,076,170	0.68	7.409	709	341	4	173,014	97.67	69.18
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**	**70.93**

Weighted Average LTV: 78.08

7. Documentation Type

Documentation Type	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Reduced with VOA (A-SI)	495	113,203,279	37.07	6.889	692	345	3	228,693	75.78
None (NI-NA)	502	88,585,158	29.01	7.603	684	348	3	176,464	81.21
No Ratio (A-NI)	206	43,249,625	14.16	7.344	685	352	3	209,950	76.67
Full (I-A)	187	38,532,420	12.62	6.591	711	351	4	206,056	76.42
Stated/Stated with VVOE (S-S)	121	21,829,365	7.15	7.246	686	348	4	180,408	82.98
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Collateral Stratifications - Total Pool: (continued)

8. Loan Purpose

Loan Purpose	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Purchase	957	184,753,219	60.50	7.379	695	353	3	193,055	83.59
Cash Out/ Equity Refi	444	94,821,990	31.05	6.882	682	339	3	213,563	69.18
Rate/Term Refi	110	25,824,637	8.46	6.479	691	339	3	234,769	71.30
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

9. Occupancy

Occupancy Type	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Owner-Occupied	1,143	244,293,460	79.99	7.108	689	349	3	213,730	79.14
Investor	325	52,394,178	17.16	7.339	695	342	4	161,213	74.08
Second Home	43	8,712,208	2.85	7.165	702	355	3	202,609	72.36
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

10. Property Type

Property Type	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Single Family Residence	838	159,185,610	52.12	7.025	690	346	3	189,959	78.42
PUD	239	49,033,232	16.06	7.121	691	350	3	205,160	79.96
2-Family	154	37,304,946	12.22	7.343	683	351	3	242,240	79.27
3-Family	105	26,001,052	8.51	7.752	687	349	4	247,629	75.63
Condo	113	19,627,666	6.43	7.044	705	349	3	173,696	76.17
4-Family	52	12,457,716	4.08	7.232	706	344	4	239,571	73.67
Co-op	9	1,734,974	0.57	6.659	702	327	5	192,775	57.89
Townhouse	1	54,649	0.02	6.500	715	355	5	54,649	68.71
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

11. State

State	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
New York	218	63,524,868	20.80	7.123	684	348	3	291,398	76.32
California	110	35,841,657	11.74	6.408	707	350	3	325,833	70.63
Florida	184	31,094,536	10.18	7.131	690	348	3	168,992	79.73
New Jersey	107	25,585,900	8.38	7.421	676	348	3	239,121	79.89
Massachusetts	77	18,936,555	6.20	7.779	702	356	4	245,929	77.93
Other	815	130,416,330	42.70	7.224	690	346	3	160,020	80.25
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

12. Zip Codes

Zip Codes	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
11368	5	2,497,552	0.82	6.856	667	357	3	499,510	78.99
85253	2	2,077,000	0.68	7.410	669	357	3	1,038,500	57.60
06902	3	1,904,170	0.62	6.963	656	329	3	634,723	66.90
10573	4	1,808,239	0.59	6.988	700	355	5	452,060	80.00
11207	5	1,751,325	0.57	7.349	702	358	2	350,265	80.98
Other	1,492	295,361,561	96.71	7.150	691	348	3	197,964	78.26
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Collateral Stratifications - Total Pool: (continued)

13. Program

Program	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
Balloon	9	1,635,127	0.54	7.457	677	178	2	181,681	89.53
Fixed 10 YR	1	156,991	0.05	8.000	676	118	2	156,991	70.00
Fixed 15 YR	83	12,230,696	4	6.278	687	176	4	147,358	66.00
Fixed 15 YR - 5 YR IO	1	288,675	0.09	6.375	631	176	4	288,675	80.00
Fixed 20 YR	13	1,905,036	0.62	6.143	714	237	3	146,541	63.91
Fixed 30 YR	1,140	222,996,030	73.02	7.197	691	357	3	195,611	78.06
Fixed 30 YR - 10 YR IO	264	66,187,291	21.67	7.171	690	358	2	250,709	80.49
Total:	**1,511**	**305,399,846**	**100**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

14. Months to Amortized Maturity

Months to Amortized Maturity	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
1 - 180	94	14,311,489	4.69	6.433	685	176	3	152,250	69.02
181 - 240	13	1,905,036	0.62	6.143	714	237	3	146,541	63.91
301 - 360	1,404	289,183,321	94.69	7.191	691	357	3	205,971	78.62
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Weighted Average Maturity: 348

15. Prepay Penalty Original Term

Prepay Penalty Original Term	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
0	672	152,337,690	49.88	7.248	686	347	3	226,693	79.01
3	1	98,717	0.03	6.250	664	355	5	98,717	80.00
6	3	511,398	0.17	7.012	664	356	4	170,466	65.59
12	147	31,327,107	10.26	7.531	686	351	3	213,110	79.06
24	81	14,509,409	4.75	7.546	690	354	2	179,129	83.59
36	294	49,259,729	16.13	7.100	693	345	3	167,550	76.67
60	313	57,355,796	18.78	6.620	704	349	2	183,245	74.98
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Non Zero Weighted Average Prepay Penalty Original Term: 39

16. Prepay Penalty Remaining Term

Prepay Penalty Remaining Term	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
0 - 0	675	152,951,183	50.08	7.247	686	347	3	226,594	79.01
1 - 6	3	511,398	0.17	7.012	664	356	4	170,466	65.59
7 - 12	145	30,812,331	10.09	7.538	686	351	2	212,499	79.10
19 - 24	81	14,509,409	4.75	7.546	690	354	2	179,129	83.59
25 - 30	10	1,432,461	0.47	7.651	671	353	7	143,246	88.54
31 - 42	284	47,827,267	15.66	7.084	694	345	3	168,406	76.31
49 - 54	5	1,409,958	0.46	6.632	685	330	6	281,992	80.54
55 - 60	308	55,945,838	18.32	6.619	704	350	2	181,642	74.84
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

Non Zero Weighted Average Preapy Penalty Remaining Term: 36
Count: 836

Collateral Stratifications - Total Pool: (continued)

17. Mortgage Insurance Company

Mortgage Insurance Company	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV
None	1,040	220,717,102	72.27	6.985	690	346	3	212,228	72.32
RADIAN	259	45,541,476	14.91	7.521	700	350	2	175,836	93.38
MGIC	62	10,810,429	3.54	7.625	693	348	4	174,362	92.75
PMI	129	24,402,381	7.99	7.704	681	357	2	189,166	92.83
RMIC	12	1,936,990	0.63	7.836	693	351	4	161,416	91.76
UGRI	1	137,411	0.04	5.375	676	350	10	137,411	94.88
TRIAD	1	254,912	0.08	5.875	736	354	6	254,912	93.31
GEMIC	7	1,599,145	0.52	7.006	671	352	8	228,449	91.72
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**

18. Mortgage Insurance Percentage

Mortgage Insurance Percentage	Loan Count	UPB	%UPB	GWAC	WAFICO	WAM	WALA	AVG UPB	WALTV	WAELTV
0	1,040	220,717,102	72.27	6.985	690	346	3	212,228	72.32	72.32
6	4	417,788	0.14	6.851	699	178	2	104,447	84.99	79.89
12	39	6,278,164	2.06	7.322	693	333	3	160,979	84.93	74.74
25	114	18,761,827	6.14	7.410	692	349	3	164,577	90.09	67.57
30	305	57,604,793	18.86	7.669	693	356	3	188,868	94.87	66.41
35	9	1,620,171	0.53	7.369	700	356	4	180,019	97.27	63.22
Total:	**1,511**	**305,399,846**	**100.00**	**7.149**	**691**	**348**	**3**	**202,118**	**78.08**	**70.93**

Non Zero Weighted Average Mortgage Insurance Percentage: 27.54

Contacts

FIXED RATE TRADING DESK			
Contact	**Phone**	**Fax**	**Email**
Steve Katz *Director*	212-667-2334	646-587-8657	skatz@us.nomura.com
David Haynie *Vice President*	212-667-2334	646-587-1480	dhaynie@us.nomura.com

COLLATERAL			
Contact	**Phone**	**Fax**	**Email**
John Lo *Assistant Vice President*	212-667-1398	646-587-1398	jlo@us.nomura.com

TRANSACTION MANAGEMENT			
Contact	**Phone**	**Fax**	**Email**
Jeane Leschak *Vice President*	212-667-2316	646-587-9212	jleschak@us.nomura.com